Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated June 14, 2019

to

Prospectus dated April 19, 2019

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 19, 2019 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 41 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2019; and

•	to disclose the calculation of our May 31, 2019 net asset value (“NAV”) per share for all share classes.

July 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2019 (and repurchases as of June 30, 2019) is as follows:

Transaction Price (per share)

Class S	$25.3632

Class T	$25.1644

Class D	$25.1842

Class M	$25.2523

Class I	$24.6961

Class F*	$24.8614

Class Y*	$24.7306

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The July 1 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2019. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2019 NAV per Share

Our adviser calculates NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2019.

The following table provides a breakdown of the major components of our total NAV as of May 31, 2019 (dollar amounts in thousands):

Components of NAV	May 31, 2019
Loans receivable	$283,870
Mortgage-backed securities, at fair value	1,892
Other assets	6,183
Repurchase agreements payable	(175,855)
Accrued stockholder servicing fees (1)	(13)
Other liabilities	(3,774)

Net asset value	$112,303

Number of outstanding shares	4,503,453

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of May 31, 2019, we accrued under GAAP $1,795 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2019 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$96	$11,053	$2,367	$18,518	$12,970	$62,526	$4,773	$112,303
Number of outstanding shares	3,782	439,211	93,993	733,327	525,190	2,514,937	193,013	4,503,453

NAV per Share as of May 31, 2019	$25.3632	$25.1644	$25.1842	$25.2523	$24.6961	$24.8614	$24.7306